UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-5742

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     BLACKROCK FUNDS

4. Address of principal executive office (number, street, city, state, Zip code):

     400 BELLEVUE PARKWAY
     WILMINGTON, DE  19809








Report of Independent Accountants

To the Board of Directors of
the BlackRock Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the BlackRock Funds (the "Funds") consisting of the Asia
Pacific Equity, European Equity, Global Science and Technology, Multi-Sector Mortgage Securities Portfolio IV, High Yield Bond, Money Market, U.S. Treasury Money Market, Large Cap Value Equity, Intermediate Government Bond, Municipal Money Market, Small Cap Value Equity, Large Cap Growth Equity, Managed Income, Tax-Free Income, Balanced, International Equity, Ohio Tax-Free Income, Pennsylvania Tax-Free Income, North Carolina Municipal Money Market, Ohio Municipal Money Market, Low Duration Bond, Intermediate Bond, Select Equity, Small Cap Growth Equity, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, International Bond, International Emerging Markets, Government Income, New Jersey Municipal Money Market, New Jersey Tax-Free Income, Core Bond, Mid-Cap Value Equity, Mid-Cap Growth, Strategic Portfolio I, International Small Cap Equity, Delaware Tax-Free Income, Kentucky Tax-Free Income, Micro Cap and GNMA Portfolios compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 29, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 29, 2001, and with respect to agreement of security purchases and sales, for the period from September 30, 2000 (the date of our last examination), through May 29, 2001 :


- Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Cleveland, the Depository Trust Company, the Participatory Trust Company and Bankers Trust. For a sample of securities on the safekeeping reports of PNC Bank, National Association, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that the discrepancies were resolved;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents, or alternative procedures;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian, PNC Bank, National Association;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records or alternative procedures; and

- Agreement of 80 security purchases and 80 security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the BlackRock Funds were in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 29, 2001 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
August 28, 2001





Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

August 28, 2001

PricewaterhouseCoopers
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

We, as members of management of the Asia Pacific Equity, European Equity, Global Science and Technology, Multi-Sector Mortgage Securities Portfolio IV, High Yield Bond, Money Market, U.S. Treasury Money Market, Large Cap Value Equity, Intermediate Government Bond, Municipal Money Market, Small Cap Value Equity, Large Cap Growth Equity, Managed Income, Tax-Free Income,
Balanced, International Equity, Ohio Tax-Free Income,
Pennsylvania Tax-Free Income, North Carolina Municipal Money Market, Ohio Municipal Money Market, Low Duration Bond, Intermediate Bond, Select Equity, Small Cap Growth Equity, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, International Bond, International Emerging Markets, Government Income, New Jersey Municipal Money Market, New Jersey Tax-Free Income, Core Bond, Mid-Cap Value Equity, Mid-Cap Growth, Strategic Portfolio I, International Small Cap Equity, Delaware Tax-Free Income, Kentucky Tax-Free Income, Micro Cap, and GNMA , Portfolios ( collectively the "Funds"), portfolios of the BlackRock Funds are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 29, 2001, and from September 30, 2000 through May 29, 2001.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as May 29, 2001, and from September 30, 2000 through May 29, 2001, with respect to securities reflected in the investment account of the Company.

BlackRock Funds:

By:

Laurence D. Fink
President, BlackRock Funds